One and one Green Technologies. INC

1st Diliman
San Rafael Bulacan, Philippines, 3008

September 25, 2025

VIA EDGAR

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	One and one Green Technologies. INC
Registration Statement on Form F-1, as amended (File No. 333-284375) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, One and one Green Technologies. INC hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on September 29, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very Truly yours,

One and one Green Technologies. INC

By:	/s/ Caifen Yan
Name:	Caifen Yan
Title:	Chief Executive Officer, Director, and the Chair of the Board

cc:	Yarona Yieh, Esq.
Ortoli Rosenstadt LLP